MR. MOMO

Profit and Loss
January - December 2021

	TOTAL
Income	
Catering	344.90
Food Sales	102,730.97
Other Income	
Donation	1,000.00
Total Other Income	**1,000.00**
Total Income	**$104,075.87**
Cost of Goods Sold	
Cost of Goods Sold	25,000.00
Food Purchases	3,720.10
Merchant Account Fees	1,921.29
Total Cost of Goods Sold	**$30,641.39**
GROSS PROFIT	**$73,434.48**
Expenses	
Advertising	
Events	44.10
Online	51.98
Other	1,667.29
Print	116.92
Total Advertising	**1,880.29**
Event Expense	2,220.00
Insurance	
Workers Compensation	845.00
Total Insurance	**845.00**
Licenses and Permits	18.97
Meals & Entertainment	207.14
Misc. Expense	
Bank Service Charges	0.00
Interest Expense	0.00
Total Misc. Expense	**0.00**
Publications & Subscriptions	129.36
Rent	
Home Office	
Internet	127.81
Utilities	67.34
Total Home Office	**195.15**
Total Rent	**195.15**
Repairs and Maintenance	2,482.56

MR. MOMO

Profit and Loss

January - December 2021

	TOTAL
Salaries	
Contract	9,968.14
Total Salaries	**9,968.14**
Software Expense	291.06
Supplies	
Disposable	501.54
Office	782.67
Total Supplies	**1,284.21**
Taxes	2,178.00
State	5,307.70
Total Taxes	**7,485.70**
Telephone	513.64
Travel	800.00
Truck Expense	
Fuel	5,234.19
Insurance	2,705.68
Miscellaneous	611.66
Repairs & Maintenance	1,269.03
Total Truck Expense	**9,820.56**
Total Expenses	**$38,141.78**
NET OPERATING INCOME	**$35,292.70**
NET INCOME	**$35,292.70**

MR. MOMO

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Chase -8991	45,307.45
Total Bank Accounts	**$45,307.45**
Other Current Assets	
Due from C & S Food & Catering	37,581.89
Total Other Current Assets	**$37,581.89**
Total Current Assets	**$82,889.34**
Fixed Assets	
Accumulated Depreciation	-10,000.00
Kitchen Equipment	2,693.92
Truck	25,000.00
Total Fixed Assets	**$17,693.92**
TOTAL ASSETS	**$100,583.26**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Chase CC -7757	0.00
Citi CC -3750 (deleted)	848.69
Amir Maleki (deleted)	671.61
Total Citi CC -3750 (deleted)	**1,520.30**
Costco Citi 3656	810.73
Total Credit Cards	**$2,331.03**
Other Current Liabilities	
Long Term Liabilities	
Loan - Subash Yadav (Manager)	24,967.89
Total Long Term Liabilities	**24,967.89**
Short Term Liabilities	
Loan - Ranjith Renukunta	734.10
Total Short Term Liabilities	**734.10**
Total Other Current Liabilities	**$25,701.99**
Total Current Liabilities	**$28,033.02**
Total Liabilities	**$28,033.02**
Equity	
Equity	
Subash Yadav (100%)	25,100.00
Total Equity	**25,100.00**

MR. MOMO

Balance Sheet

As of December 31, 2021

	TOTAL
Members Equity	12,157.54
Net Income	35,292.70
Total Equity	**$72,550.24**
TOTAL LIABILITIES AND EQUITY	**$100,583.26**

MR. MOMO

Statement of Cash Flows

January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	35,292.70
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Due from C & S Food & Catering	-23,275.66
Chase CC -7757	-336.91
Citi CC -3750 (deleted)	-383.02
Costco Citi 3656	1,719.93
Long Term Liabilities:Loan - Subash Yadav (Manager)	-65.78
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-22,341.44**
Net cash provided by operating activities	**$12,951.26**
INVESTING ACTIVITIES	
Kitchen Equipment	-2,693.92
Net cash provided by investing activities	**$ -2,693.92**
FINANCING ACTIVITIES	
Equity:Subash Yadav (100%)	25,000.00
Net cash provided by financing activities	**$25,000.00**
NET CASH INCREASE FOR PERIOD	**$35,257.34**
Cash at beginning of period	10,050.11
CASH AT END OF PERIOD	**$45,307.45**